June 25, 2009

By EDGAR and Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Mr. Don Abbott,
Review Accountant

Re:	Principal Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 18, 2009
Definitive Proxy Statement
Filed on April 8, 2009
File No. 001-16725

Dear Mr. Abbott:

This confirms my voice mail message to you on Wednesday, June 24, and our telephone conversation on Thursday, June 25, 2009, concerning the proposed submission date for Principal Financial Group, Inc.’s response to the Staff’s comments in its letter dated June 12, 2009 (the “Comment Letter”), addressed to Terrance J. Lillis, Senior Vice President and Chief Financial Officer of the company, concerning the above-referenced annual report and proxy statement.

The Comment Letter requests the company to inform the Staff when the company will provide a response to the Staff. The company has been working diligently on its response, with an initial goal of responding by June 26, 2009 (ten business days from the date of the Comment Letter), but has concluded the response will not be completed by that date. Accordingly, the company plans to provide its response no later than July 10, 2009.

Please let me know if your understanding of our agreement is inconsistent with what I have described. Please call me if you have any questions or comments.

Sincerely,

/s/ Patrick A. Kirchner

Patrick A. Kirchner
Assistant General Counsel
Voice: 515-235-9417
Facsimile: 515-248-3011
Kirchner.Patrick@principal.com

cc:	Dana Hartz (Securities and Exchange Commission)
Jeffrey Riedler (Securities and Exchange Commission)
Jennifer Riegel (Securities and Exchange Commission)
Jim B. Rosenberg (Securities and Exchange Commission)